PRIVATE OFFERING NOTICE



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                           Merrill Lynch & Co., Inc.
                              Nikkei 225 Warrants
                            Expiring January   , 2007
                               (the "Warrants")
           $4.25 - $5.00 original public offering price per Warrant

                            Private Offering Notice

                                 Summary Terms

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The Warrants:                                                      Exercise and payment upon exercise:
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o Unsecured contractual obligations of Merrill Lynch & Co.,        o The Warrants will be automatically exercised on the fifth
  Inc.                                                               scheduled business day prior to the expiration date unless early exercise occurs because of certain events as described
o The original public offering price is expected to be between       in the prospectus supplement.
  $4.25 and $5.00 per Warrant.

o Investors must have an options-approved account in order to      o Investors do not have the right to exercise their Warrants.
  purchase the Warrants.
                                                                   o Upon automatic exercise, each Warrant will be entitled to
o Linked to the value of the Nikkei 225 Index.                       an amount equal to the greater of (i) zero or (ii) the
                                                                     product of $25 and the percentage change in the value of the
o Expected settlement date: September   , 2003.                      Nikkei 225 Index, as described in the prospectus supplement.


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The Warrants, the subject of the attached offering document (the "Offering
Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Warrants are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Warrants is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Warrants.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Warrants. Attention is drawn in particular to risk factors on pages S-6 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.




                           PRIVATE OFFERING NOTICE

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Investors in the United Kingdom should be aware that Merrill Lynch, Pierce,
Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Warrants, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

         (a) The Warrants are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

         (b) The price and value of the Warrants and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

         (c) Investment in the Warrants may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Warrants and the suitability of purchasing the Warrants in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

         (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any the Warrants.

         (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Warrants.

         (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                The date of this Notice is September 16, 2003.

     This Notice supplements the Preliminary Prospectus Supplement, dated
         September 16, 2003, and the Prospectus, dated June 3, 2003.